ZIMMER HOLDINGS, INC.
September 11, 2007
VIA EDGAR
Perry J. Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zimmer Holdings, Inc.
Definitive 14A
Filed March 22, 2007
File No. 001-16407
Dear Mr. Hindin:
     I am writing to confirm that, in accordance with our telephone conversation yesterday, Zimmer Holdings, Inc. will respond by September 25, 2007 to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated August 21, 2007 with respect to the definitive proxy statement noted above.
     Please contact me at (574) 371-8338 should you have any questions.

Very truly yours,
/s/ HEATHER J. KIDWELL

Heather J. Kidwell
Senior Corporate Counsel and Assistant Secretary

345 East Main Street, Warsaw, IN 46580